Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Tritium Announces Record-Breaking Fourth Quarter and 2021 Results

Company reports second half 2021 sales of $98 million, an increase of 416% year over year; record contracted backlog at year end, representing over 48% of the Company’s 2022 revenue target; and issues formal revenue guidance of $170 million for 2022, consistent with prior forecast.

Tritium announces it is in the final stages of site selection for its new U.S. factory; the Company expects an announcement in the first quarter of 2022 with production expected to start in third quarter 2022.

BRISBANE, Australia, January 4, 2022 – Tritium Holdings Pty Ltd (“Tritium” or the “Company”), a global developer and manufacturer of direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announced record sales, backlog and revenue results for and as of the year ended December 31, 2021, and provided a business update. Except as otherwise indicated or unless the context otherwise requires, all financial figures are in U.S. dollars and references herein to “quarter,” “year,” “2020,” “2021” or “2022” are to the relevant calendar period.

For the three months ended December 31, 2021, Tritium booked revenue of approximately $41 million, equivalent to a last quarter annualized (LQA) run-rate of $164 million, and set a new quarterly record. The Company more than doubled its Q3 2021 revenue, the next largest quarterly revenue in its 19-year operating history, and achieved more than 2.5x revenue compared to the fourth quarter of 2020.

For 2021, revenue was approximately $78 million, which is only slightly lower than the previous forecast of $84 million, due in large part to logistics and supply chain challenges, including delays at the ports of Long Beach and Los Angeles, which delayed certain product deliveries at year end. Tritium expects to record those revenues as products are received by customers in the first quarter of 2022. As reported by CNBC, the twin ports of Long Beach and Los Angeles account for 40% of sea freight entering the United States, and the back-up escalated throughout the year. Tritium has begun to see supply chain constraints ease, with these ports reporting a 33% decline in lingering cargo containers in December 2021 compared to November 2021. The Company expects 2021 EBITDA and Free Cash Flow to be approximately $(39) million and $(43) million, respectively.

Underscoring the record demand for Tritium’s products, sales for 2021 were $141 million, which represents more than a 136% increase over 2020 sales of $60 million. The Company’s sales grew significantly in the second half of 2021 to $98 million, an increase of 416% compared to the second half result of $19 million the previous year.

Tritium believes that this growth in sales substantiates its thesis that DC fast charging infrastructure is rolling out at an accelerating pace to support the rapid shift towards electric vehicles globally. Tritium enters 2022 with the largest year-opening order book in its history. Tritium’s backlog continued to grow throughout 2021, ending at approximately $82 million, an increase of approximately 316% since year end 2020. This backlog is expected to be completely delivered in 2022, and is now expected to account for over 48% of Tritium’s 2022 revenue guidance, or approximately 5 months of forward production capacity at current production levels. Tritium continues to be engaged in a number of additional and potentially high-impact orders under several of its recently announced commercial partnerships and tender wins, and is expanding production capacity to fulfill growing demand in the United States and Europe.

Other recent business highlights include:

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Won a Shell global EV charging tender to provide fast charging technology and services to the world’s largest mobility retailer with over 46,000 retail sites. This agreement is expected to help accelerate the supply of Tritium DC fast chargers to their business operations in Europe, South Africa, Asia, the Middle East and North America, in pursuit of Shell’s ambition to operate 500,000 charge points by 2025 and 2,500,000 by 2030.

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Refinanced $90 million of debt out to 2024, giving Tritium more cash following the listing on the Nasdaq to invest in its business to maintain and increase growth in line with the Company’s customers’ rollout plans, conditional on closing of the business combination.

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Unveiled the PKM, a groundbreaking line of EV fast chargers designed for more cost-effective operations and infrastructure deployment. The PKM150 is the first charger in the PKM line and the first charger that utilizes Tritium’s shared power system, designed to reduce customers’ capital investment while maintaining high charger availability and power output to EVs. Like Tritium’s successful predecessor product launches, the PKM system was developed in response to customer demand pull for its features.

•

Opened a world-class EV charger testing facility, featuring one of the highest power commercially accessible electromagnetic compatibility (“EMC”) testing chambers in the world, with thermal testing capable of producing temperatures ranging from -70°C (-94°F) to +180°C (+356°F), and more to accelerate the time-to-market for new products.

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Tritium is in advanced stages of site selection for its new U.S. factory, expected to increase the Company’s global production capacity up threefold in 2022. Two states – Texas and Tennessee – are the finalists in this process, and the Company expects an announcement in the first quarter of 2022 as engagement with private and public sector representatives related to this process nears conclusion.

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As of December 31, 2021, Tritium had sold more than 6,700 DC fast chargers around the world, compared to the more than 4,400 DC fast chargers sold as of May 26, 2021, the time of the announcement of the business combination.

Business Combination Update

The special meeting of stockholders of Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU) (“DCRN”) to approve the proposed business combination with Tritium, among other related matters, is scheduled to be held on Wednesday, January 12, 2022 at 10:00am Eastern time.

Credit Suisse Securities (USA) LLC (“Credit Suisse”) is acting as the exclusive financial advisor to a consortium of certain Tritium shareholders in connection with the business combination between Tritium and DCRN. DCRN engaged Credit Suisse as its lead placement agent and Citi Global Markets (“Citi”) and J.P. Morgan Securities LLC (“JPMorgan”) as placement agents for its PIPE Financing (as defined below). Raymond James & Associates, Inc. (“Raymond James”) is acting as Capital Markets Advisor for DCRN. Citi and JPMorgan are acting as financial advisors to DCRN.

The board of directors of DCRN has unanimously recommended stockholders vote in favor of the proposed business combination, which values Tritium at approximately $1.2 billion. As of market close on Monday, January 3, 2022, based on publicly available information as illustrated in the table below, Tritium continues to be valued at a significant discount to the publicly traded, pure-play EV charging peers.

Source:	Company investor presentations and FactSet as of 1/3/2022.
Note:

For consistency, 2021 data for all companies included in the above graphic, including Tritium, is based on estimates published by each respective company and has not been updated for actual 2021 results where available.

Tritium believes that its target customers are in the midst of an aggressive and historic build cycle. Unlike many of the alternative investment opportunities in the EV charging category, Tritium’s cash flow profile benefits from revenue realization at the time of sale, paired with associated service and recurring software revenue in the future. In an environment of rising interest rates, Tritium believes this business model will resonate with public equity investors seeking exposure to manufacturers, producers and suppliers to the EV thematic.

Fast chargers are emerging as an essential tool to address range anxiety while also providing drivers with a recharging experience that is most analogous to their refueling experience. Tritium believes its technology-advantaged hardware alongside its growing commitment to the services and software offerings presents a compelling value for charge point operators; forecourt fuel, gas and petrol stations; and retail, restaurant and residential complexes looking to install DC fast chargers. Contribution from those critical categories continued to expand in 2021, and Tritium expects the positive impact from the charging infrastructure and hardware buildout to become increasingly evident in 2023 and 2024 financial results. This strategy is consistent with Tritium’s strategy and customer-serving thesis, and the deepening of the Company’s existing relationships with partners such as Shell and Ionity, in addition to new relationships with partners such as Osprey and Aqua superPower, is validating the position Tritium enjoys in performance, reliability, visual display and modularity relative to competitor offerings.

The Company expects to furnish its consolidated financial statements as of and for the six months ended December 31, 2021 in future filings by Tritium DCFC Limited (“NewCo”) with the U.S. Securities and Exchange Commission (the “SEC”) assuming consummation of the business combination. Figures originally reported in Australian dollars were translated into U.S. dollars for the purposes of this press release using the average AUD/USD foreign exchange rates for historical periods.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

As announced on May 26, 2021, Tritium has entered into a definitive agreement for a business combination with Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU), a publicly traded special purpose acquisition company (SPAC), that would result in NewCo becoming publicly listed. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is currently expected to occur in January 2022.

For more information, visit tritiumcharging.com.

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$6 billion of equity invested in renewables.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to Tritium’s future financial or operating performance, growth strategy, sales performance, the proposed business combination and including statements regarding the commencement of mailing of the definitive proxy statement (the “Proxy Statement”) of DCRN, the special meeting of DCRN stockholders and the anticipated timing of the closing of the business combination. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of NewCo, Tritium or DCRN, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; the accuracy of Tritium’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; disruptions in Tritium’s or NewCo’s supply chain, shipping, logistics or manufacturing processes; Tritium’s or NewCo’s reliance on the third-parties outside of its control; risks related to Tritium’s technology, intellectual property and infrastructure; foreign exchange fluctuations; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed the Registration Statement, which includes a preliminary proxy statement of DCRN. The Registration Statement is now effective, and the Proxy Statement has been mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Use of Non-GAAP Financial Measures

Tritium has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), namely expected EBITDA and Free Cash Flow for the year ended December 31, 2021. The Company uses non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures are useful to investors to evaluate ongoing operating results and trends, and in comparing the Company’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures.

The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP, which NewCo expects to provide in its future filings with the SEC assuming consummation of the business combination. Due to the high variability and difficulty in accurately determining of some of the information to be excluded from EBITDA and Free Cash Flow for the year ended December 31, 2021 as of the date of this press release, together with some of the excluded information not being ascertainable or accessible as of the date of this press release, the Company is unable to accurately quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of EBITDA or Free Cash Flow is included.

EBITDA. Tritium defines EBITDA as net loss before interest income or expense, income tax expense or benefit, and depreciation and amortization.

Free Cash Flow. Tritium defines Free Cash Flow is defined as EBITDA less Capital Expenditures and change in Net Working Capital.

Investors are cautioned that there are a number of limitations associated with the use of non-GAAP financial measures to analyze financial results and trends. In particular, many of the adjustments to Tritium’s GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in its financial results for the foreseeable future. Furthermore, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP, and the components that Tritium excludes in its calculation of these non-GAAP financial measures may differ from the components that other companies exclude when they report their non-GAAP financial results. Tritium compensates for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. In the future, the Company may also exclude other expenses it determines do not reflect the performance of the Company’s operating results.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investor Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com

DCRN Media Contact

Daniel Yunger

Kekst CNC

Daniel.Yunger@kekstcnc.com